Exhibit 12.1

Calculation of Consolidated Ratios of Earnings to Fixed Charges and Consolidated Ratios of

Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)

	Nine months ended September 30, 2017	December 31, 2016	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Fixed Charges:
Interest expense on indebtedness, cash & non-cash	—	—	—	—	—	—
Interest portion of rental expense	—	—	—	—	—	—

Total Fixed Charges	—	—	—	—	—	—

Earnings:
Net income before provision for income taxes	—	—	—	—	—	—
Fixed charges per above	—	—	—	—	—	—

Total earnings	—	—	—	—	—	—

Ratio of earnings to fixed charges(1)	—	—	—	—	—	—

Deficiency of earnings available to cover fixed charges(2)	$(68,423)	$(26,786)	$(15,001)	$(52,739)	$(107,029)	$(114,394)

(1)	Our ratios of earnings to combined fixed charges and preferred stock dividends for the periods indicated above are the same as our ratios of earnings to fixed charges set forth above.
(2)	Our earnings were insufficient to cover fixed charges for the periods listed above, and we are unable to disclose a ratio of earnings to fixed charges or ratio of earnings to combined fixed charges and preferred stock dividends for such periods.